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As filed with the Securities and Exchange Commission on September 13, 2001.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

OneLink, Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	41-1675041
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)

10340 Viking Drive, Suite 150
Eden Prairie, MN 55344
(952) 996-9000
(Address and Telephone Number of Principal Executive Offices)

Paul F. Lidsky
Chief Executive Officer
OneLink, Inc.
10340 Viking Drive, Suite 150
Eden Prairie, MN 55344
(952) 996-9000
(Name, Address, and Telephone Number of Agent for Service)

Copies to:
Martin R. Rosenbaum, Esq.
Paul D. Chestovich, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
Minneapolis, Minnesota 55402
(612) 672-8200

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

   If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Per-Unit Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value	1,320,000	$0.20(1)	$264,000(1)	$66.00

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act, and based on the average of the closing bid price and asked price reported on the OTC Bulletin Board on September 10, 2001.

   The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

1,320,000 Shares
of
ONELINK, INC.

COMMON STOCK

Offering Price	The shares will be offered for sale from time to time at market or negotiated prices.
Selling Shareholders	The OneLink shareholders identified on page 10 of this prospectus, not OneLink itself, are offering all of the shares to be sold in the offering. The selling shareholders are acting individually, not as a group.
OneLink will not receive any proceeds from sales of shares by these selling shareholders.
Trading Market	OneLink common stock is traded on the OTC Bulletin Board (the "OTCBB") under the symbol "ONEL."

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 4.

    Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated             , 2001

    You should rely only on the information contained in this prospectus and the accompanying materials delivered with it. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders listed on page 10 are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

SUMMARY

    This summary highlights information contained elsewhere in this prospectus. It contains a summary of the most significant aspects of the offering that you should consider before investing in our common stock. The securities offered hereby involve a high degree of risk. Prior to making an investment decision, potential investors should carefully review the entire prospectus, with special attention given to the information under "Risk Factors" beginning at page 4. As used throughout this prospectus, the terms "OneLink," "we," "us," and "our" refer to OneLink, Inc.

Our Business

    OneLink, Inc. (formerly OneLink Communications, Inc.), (the "Company" or "OneLink") was incorporated in Minnesota in June 1990. OneLink provides telecommunications-based business-intelligence services via the Internet. Our services enable the production of business-intelligence reports based on caller data of business customers available from telecommunications companies. The reports include both summaries and detail of the data about the location of the businesses' incoming callers, frequency of calls, number of unanswered calls, busy calls, and similar information. Incumbent Local Exchange Carriers (referred to in the industry as "ILECs") provide the data we use to generate the business-intelligence reports. We currently sell our service directly to ILECs, primarily targeting the Regional Bell Operating Companies. These ILECs in turn market and sell our services, under their own private branding, primarily to their own business customers (which we refer to as "end-user customers"), especially small to medium-sized businesses that depend on incoming telephone calls to generate revenue (e.g., businesses that rely on reservations, appointments, service calls, etc.).

Products and Services

    OneLink provides a wide range of business-intelligence services using its in-house data processing facilities, large data warehouse, and Internet expertise. We also offer professional services aimed at supporting the consulting, development, and implementation needs of our customers. Our financial results in 1999 and 2000 related to the following services and products:

  TeleSmart Web

    Our principal service is now TeleSmart Web, which generates reports over the Internet that enable businesses to make better informed and more accurate marketing and operational decisions. The end-user customers can obtain the reports over the Internet in table, graph, or map form, allowing them to choose the best format for the information according to their business needs. Moreover, the reports can be updated every 48 hours to provide a constant stream of business-intelligence information. The marketing departments of the end-user customers use the reports to gain greater knowledge of their own customers, which allows them to increase the efficiency and effectiveness of their marketing communications, promotions, and offers. For example, our reports can visualize for a marketing department the geographic location of its customer base and enable the business to execute a more targeted direct-mailing campaign. The operations departments of end-user customers use our reports to understand the volume and timing of calls that their businesses are receiving. Among other uses, this data allows end-user customers to make more informed decisions about telephone equipment and line needs, staffing needs, and hours of operation.

    We sell our service to Incumbent Local Exchange Carriers, primarily the Regional Bell Operating Companies. These carriers in turn market and sell our services, under their own private branding, primarily to their small and medium-sized end-user business customers that depend on incoming telephone calls to generate revenue (e.g., businesses that rely on reservations, appointments, service calls, etc.). Currently, the Incumbent Local Exchange Carriers charge their end-user customers directly for our services, although they may elect to bundle our service or provide it in a variety of different service and product packages. The Incumbent Local Exchange Carriers are motivated to provide our service to their end-user customers because it adds value to their existing services, which increases end-user customer satisfaction, loyalty, retention, and revenues.

    Qwest Communications International, Inc. (formerly U S WEST Communications, Inc.) currently markets our services under its Call Reports OnLine brand, and Cincinnati Bell Telephone Co. markets our services under its Call Analysis Online brand. During the second quarter of 2001, we completed the majority of the systems integration and customization work needed to support a retail launch of TeleSmart Web with a third Incumbent Local Exchange Carrier. The retail launch of the product will be scheduled when the Incumbent Local Exchange Carrier has completed their internal system modifications.

  TeleSmart Data Services

    Our TeleSmart Data Service is the technology that transforms raw telecommunications data into visual business intelligence by converting the data into tabular, graphic, and geographic formats that can be easily interpreted by business managers. Our data processing, database expertise, and its proprietary use of Geographic Information Service (GIS) methodology enables us to track caller information and assemble it into coherent reports. These reports strengthen a business's insight into its customer base and creates market intelligence. GIS technology is being used increasingly by businesses to provide information needed to shape decisions and to translate large amounts of tabular information into easy-to-read graphic formats.

  TeleSmart Software

    TeleSmart Software is no longer being produced, enhanced, or sold. Specifically created for our TeleSmart Data Services customers, this software allowed for the easy customization of enhanced call-management reports at the desktop. This capability gave TeleSmart customers the opportunity to fine tune the reports they received to meet specific business-intelligence needs.

Our History

    OneLink was incorporated in Minnesota in 1990. Historically, our business focused on the design, development, and operation of interactive voice-response systems. Our interactive voice-response systems facilitated caller information transactions by collecting and distributing information, creating customer databases, and accessing location-specific services by telephone on a fully automated basis. In 1998, we discontinued the deployment and service of our interactive voice-response technologies and solutions and focused on developing our current business-intelligence services business. We became publicly owned in 1994, and our stock was traded on Nasdaq from 1994 through 1998, when we were no longer able to meet the minimum requirements for listing on Nasdaq. OneLink remains a public company and is currently traded on the OTCBB under the symbol ONEL.

Our Address

    OneLink's offices are located at 10340 Viking Drive, Suite 150, Eden Prairie, MN 55344; our telephone number is 952-996-9000; and our web site is located at http://www.onelink.com. Information contained on our web site is not part of this prospectus.

The Offering

Common stock offered(1)	1,320,000 shares
Common stock outstanding before the offering(2)	9,861,254 shares
Common stock outstanding After the offering(3)	11,181,254 shares
Over the Counter Bulletin Board symbol	ONEL

(1)
Based upon the current number of shares of OneLink common stock that can be issued under the terms of the Series A Preferred Stock upon conversion thereof into common stock.

(2)
As of September 13, 2001.

(3)
Assumes the conversion of all outstanding shares of Series A Preferred Stock into the maximum number of shares of OneLink common stock issuable upon conversion of these preferred shares. Does not include (a) 2,374,314 shares of common stock that are issuable upon the exercise of outstanding options; (b) 1,093,681 shares available for grant of further stock options under OneLink's stock option plans; and (c) 214,991 shares of common stock that are issuable upon the exercise of outstanding warrants.

RISK FACTORS

    Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations, and financial condition would likely suffer. In such circumstances, the market price of our common stock could decline, and you may lose all or a part of the money you paid to buy our common stock.

We have incurred significant losses to date, and we may need additional financing in order to continue operations.

    We incurred net losses of $1,326,180 for the first six months of 2001, $3,477,450 in 2000, and $1,528,390 in 1999. We had cash of $550,558 and working capital of $206,023 as of June 30, 2001.

    Our management is striving to have current cash levels, with additional revenues to be generated from operations, support our operating capital needs for the next 12 months. This will require us to: (i) generate sales that maintain or increase our fiscal 2000 sales levels; and (ii) avoid any significant increase in expenses. Failure to meet either of these objectives could have a material adverse effect on our business.

    Although we believe that we can maintain our revenues and improve our cash flow, there are no assurances that we will be successful in doing so. In the event we decide to seek additional financing, there is no assurance that additional capital will be available to us on acceptable terms, if at all. In order to obtain additional capital, we may issue equity securities at a price that might result in dilution to existing shareholders.

We are currently dependent upon a very small number of customers in a single industry.

    During fiscal year 2000, our revenues from TeleSmart Web were largely dependent on two primary customers, Qwest Communications International, Inc. (formerly U S WEST Communications, Inc.), and Cincinnati Bell Telephone Co., who in turn provided our services to thousands of their end-user customers. Revenues from Qwest represented 43% of our 2000 revenues, and revenues from Cincinnati Bell represented 32% of our 2000 revenues. Under a consulting agreement, we completed the majority of the systems integration and customization work needed to launch our third ILEC during the second quarter of 2001. The retail launch of the private-branded TeleSmart Web product with the ILEC is pending the ILEC's completion of internal system modifications.

    Consulting agreements are preliminary steps towards long-term contracts with the ILEC, under which our products and services will be offered to the ILEC's end-user customers either by the ILEC, OneLink, or a combination thereof. We are hopeful that our consulting agreements will develop into long-term service contracts. There is, however, no guarantee that any particular consulting agreement will develop into a long-term service agreement. Our ability to survive is dependent on increasing the revenue from our two current primary customers, securing contracts with other telecommunications companies with which we are currently consulting or building relationships, and gaining additional end-user customers for our TeleSmart Data Services. Downturns in the telecommunications industry will have an adverse effect on our revenues from our customers.

Our business has a lengthy sales cycle which may delay the growth of our revenues.

    A telecommunications company's decision to contract with OneLink typically involves significant technical evaluation, internal procedural delays associated with large capital-expenditure approvals, and testing and acceptance of new systems that affect key operations. Moreover, the telecommunications industry has recently experienced an increase in mergers and acquisitions which tend to further delay our customers' decision-making processes. Finally, the telecommunications industry has priorities that are not always geared toward the marketing and delivery of our products. For these and other reasons, the sales cycle associated with OneLink's products is usually lengthy and subject to a number of significant risks over which we have little or no control.

    The lengthy sales cycle, combined with the small number of existing and potential customers for our services, may prohibit us from expanding our revenues quickly enough to achieve profitability.

Our success depends on a small number of products.

    Our survival is almost entirely dependent on the success of our technology, including our TeleSmart Web product. Thus, anything negatively impacting our technology, such as performance problems, technological or regulatory changes, or the introduction of competing services, may have a serious adverse impact on our business operations and may lead to our demise.

Our TeleSmart Web product is dependent upon the Internet.

    The success of our TeleSmart Web product will depend in large part upon the continued development and expansion of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and the amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols (for example, the next generation Internet protocol) to handle increased levels of Internet activity, or due to increased governmental regulation. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for services and products such as those we offer. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, the success of our TeleSmart Web product will be adversely affected.

Our TeleSmart Web product is dependent upon data collected from the networks of telecommunications companies.

    Our TeleSmart Web product depends entirely on both the telecommunications networks of the ILECs and their willingness to make data available to us. The TeleSmart Web product gathers data from the advanced intelligence networks of telecommunications companies. If these networks were to breakdown, then we would be unable to collect the data that forms the basis of our product. Similarly, a telecommunications company could decide to make the data unavailable to us. Both scenarios place our product at risk, and both scenarios are beyond OneLink's control.

Technological changes may render our TeleSmart Web product obsolete.

    Technological changes in the telecommunications industry happen rapidly. If we do not quickly and efficiently modify or enhance our TeleSmart Web product in response to these changes, TeleSmart Web may become obsolete.

An increase in government regulation may adversely impact our business operations.

    Our operations are currently subject to limited regulation both on the federal and state level by the Federal Communications Commission and various state public utilities commissions. Although the regulatory trend in the telecommunications area has been toward deregulation, there can be no assurance that the current regulatory environment will continue, and a change in the regulatory environment could adversely impact our operations. Regulations may be adopted in the future that restrict the use of telecommunications data.

    We believe that there are no data-privacy issues surrounding our use of caller data to provide our service. Under the 1996 Telecommunications Act, the information we use is public information. Furthermore, we structure our data gathering and delivery system so that we comply with the data-privacy rules and regulations established by public utilities commissions in all states. There is, however, no guarantee that those rules and regulations will remain the same. Similarly, if the data-privacy rules were to change, there is no guarantee that we will be able to restructure our system so as to comply with those changes.

There is a risk that the value of our intellectual-property rights could be diminished by improper use by others.

    We rely on internally developed software and other technology to offer our TeleSmart Web product. We have applied for patents on our software and on our technology for formatting and mapping the origin of raw telecommunications data, but have not yet been granted them. Currently, our applications are pending. Nevertheless, we may not acquire these patents, or even if we do they may not sufficiently protect our rights in the technology. The patents would not provide protection outside of the United States. Even if the patents are granted, they may be challenged, and we may have to spend a significant amount of money to defend them. Patent-infringement litigation is common for software and related technology. If we are accused, rightly or wrongly, of violating another company's intellectual-property rights, we may have to spend significant amounts of money defending ourselves.

We are dependent upon the ongoing services of certain of our executives, the loss of whom could have a detrimental effect on our profitability and the market price of our stock.

    Our plan of business and our day-to-day operations rely heavily on the knowledge and experience of our senior management, most importantly Paul Lidsky, our President and Chief Executive Officer, and Kaye O'Leary, our Vice President and Chief Financial Officer. The loss of senior management, such as Mr. Lidsky or Ms. O'Leary, could have a materially negative impact on the company.

Our potential competitors may have significantly more financial and other resources available.

    Although we are not aware of any current competitor that provides a product or service materially similar to our TeleSmart Web product, companies with significant financial resources, expertise in the development of applications, and telecommunications experience may offer a competing product in the future.

OneLink's common stock is subject to the Securities and Exchange Commission's "penny stock rules."

    "Penny stocks," such as our common stock, are subject to special rules issued by the SEC that regulate how a subsequent investor can purchase the penny stocks. These rules will limit your ability to resell our common stock through a broker. Although there are exceptions to the rules for the sale of shares to certain institutional or high-net-worth individuals, usually, the broker must take the following steps: (1) determine the suitability of the purchase for the particular investor; (2) provide a first-time investor in penny stocks with a document disclosing the risks of investing in this type of stock; and (3) have the purchase approved by a compliance officer at the brokerage firm. Because of the time required to comply with these requirements, it may be difficult for you to sell an investment in OneLink. For instance, you may want to sell your OneLink common stock at a time when you can show a profit, but by the time a sale of your common stock is approved, the stock price may have declined to the point where you will experience a loss on your investment.

We do not intend to pay dividends, and so the only return on your investment, if any, will occur upon the appreciation and sale of our common stock.

    To date, we have not paid any cash dividends, and we do not intend to do so in the foreseeable future. Rather, we intend to use any future earnings to fund our operations and the growth of our business. Accordingly, the only return on an investment in our common stock offered hereby, if any, will occur upon a sale of the common stock, or an event that entitles the holder of the common stock to a liquidating distribution, but only if OneLink has enough capital after the satisfaction of its creditors and the liquidation preference on the Series A Preferred Stock to pay such a liquidating distribution.

Pursuant to its authority to designate and issue shares of our stock as it deems appropriate, our Board of Directors may assign rights and privileges to currently undesignated shares that could adversely affect your rights as a holder of common stock.

    Our authorized capital consists of 50,000,000 shares of capital stock, 40,000,000 of which have been designated as common stock, 1,400,000 of which have been designated as Series A Preferred Stock, and 8,600,000 of which are undesignated on the date of this prospectus. Pursuant to authority granted it by OneLink's articles of incorporation, our Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including other classes or series of preferred stock) as it deems appropriate and establish the rights, preferences, and privileges of such shares, including dividends, liquidation, and voting rights. The rights of holders of other classes or series of preferred stock that may be issued could be superior to the rights of holders of common stock. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal.

    As of the date of this prospectus and prior to the sale of any shares of common stock offered hereby, we have 9,861,254 shares of common stock outstanding. As of the date of this prospectus, a further 5,082,986 shares of common stock have been reserved as follows:

  •
  3,432,165 shares for issuance under our stock option plans, of which options relating to 2,338,484 shares are currently outstanding;

  •
  35,830 shares for issuance under stock options outside of our plans;

  •
  214,991 shares issuable upon the exercise of outstanding warrants;

  •
  1,400,000 shares issuable upon conversion of the Series A Preferred Stock.

    As of the date of this prospectus, there is only one outstanding class of preferred stock, entitled Series A Preferred Stock.

Minnesota law may inhibit or discourage takeovers, which could reduce the market value of our Common Stock.

    Being a corporation organized under Minnesota law, we are subject to certain Minnesota statutes which regulate business combinations and restrict the voting rights of certain persons acquiring shares of our stock. By impeding a merger, consolidation, takeover, or other business combination involving OneLink, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of OneLink, these regulations could adversely affect the market value of OneLink's capital stock.

The limitations on director liability contained in our articles of incorporation and bylaws may discourage suits against directors for breach of fiduciary duty.

    As permitted by Minnesota law, our articles of incorporation and bylaws (each as amended) provide that members of our Board of Directors are not personally liable to you or OneLink for monetary damages resulting from a breach of their fiduciary duties. These limitations on director liability may discourage shareholders from suing directors for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought against a director by shareholders on OneLink's behalf. Furthermore, our bylaws, as amended, provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. All of these provisions limit the extent to which the threat of legal action against our directors for any breach of their fiduciary duties will prevent such breach from occurring in the first instance.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of the common stock by the selling shareholders.

SELLING SHAREHOLDERS

    The table below sets forth the number of shares of common stock owned by the selling shareholders and their percentage ownership, as of September 10, 2001, and after giving effect to this offering. OneLink will receive no proceeds from the sale of the common stock by the selling shareholders.

Name	Position Office, or Other Material Relationship	Shares of Common Stock Beneficially Owned Before Offering		Number of Shares Offered by Selling Shareholder	Shares of Common Stock Beneficially Owned After Offering

Ronald E. Eibensteiner	Chairman of Board	1,558,000	(1)	200,000	1,358,000	(1)
Kaye O'Leary	Chief Financial Officer	65,000	(2)	20,000	45,000	(2)
Robert S. Colman Trust		675,000	(3)	100,000	575,000	(3)
Fargo Investments, LP		1,067,000	(4)	200,000	867,000	(4)
Gary A. Bergren		50,000		50,000	0
Dennis D. Gonyea		50,000		50,000	0
Elliot A. & Jean E. Cobb, JTWROS		40,000		40,000	0
M. Elizabeth Cramer		50,000		50,000	0
Ellis Family LP		50,000		50,000	0
Sandra J. Hale		20,000		20,000	0
Perkins Foundation		25,000		25,000	0
John F. Rooney		75,000		75,000	0
Miller Family Trust		50,000		50,000	0
Devron H. Char		40,000		40,000	0
Talkot Crossover Fund		150,000		100,000	50,000
West Country Partners		150,000		100,000	50,000
Larry P. Arnold IRA		200,000		100,000	100,000
Charles J. Schoen		50,000		50,000	0
TOTAL				1,320,000

(1)
Includes 400,000 shares of OneLink common stock issuable upon exercise of options exercisable currently or within the next 60 days. At the time of this offering, Mr. Eibensteiner beneficially owns 15.8% of OneLink's common stock, and after the completion of this offering, Mr. Eibensteiner will beneficially own 12.1% of OneLink's common stock.

(2)
Includes 45,000 shares of OneLink common stock issuable upon exercise of options exercisable currently or within the next 60 days.

(3)
At the time of this offering, Mr. Colman beneficially owns 6.1% of OneLink's common stock, and after the completion of this offering, Mr. Colman will beneficially own 5.1% of OneLink's common stock.

(4)
At the time of this offering, Fargo Investments, LP beneficially owns 10.8% of OneLink's common stock, and after completion of this offering, Fargo Investments, LP will beneficially own 7.8% of OneLink's common stock. Shares are beneficially owned by Bradford M. Freeman and Ronald P. Spogli.

PLAN OF DISTRIBUTION

    We are registering the shares offered by this prospectus on behalf of the selling shareholders. We agreed to file a registration statement under the Securities Act of 1933, as amended, covering resale by the selling shareholders of the shares and to use our best efforts to cause such registration statement to be declared effective within 120 days of the closing of our offering of Series A Preferred Stock which occurred on June 29, 2001. As used in this section, the term "selling shareholders" includes donees, pledgees, transferees, and other successors in interest selling shares received from a selling shareholder after the date of this prospectus. We will pay all costs and expenses in connection with the preparation of this prospectus and the registration of the shares offered by it. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by the selling shareholders at various times in one or more types of transactions (which may include block transactions), in negotiated transactions, through put or call option transactions relating to the shares, through short sales of shares, or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

    The selling shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

    Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, may apply to their sales in the market.

    As of the date of this prospectus, selling shareholders may not resell any portion of the shares in open-market transactions in reliance upon Rule 144 under the Securities Act.

DESCRIPTION OF SECURITIES

    A brief summary of our capital stock follows.

Authorized and Outstanding Capital Stock

    Our authorized capital stock consists of 50,000,000 shares, of which 40,000,000 shares are designated as common stock, par value $0.01 per share, of which 1,400,000 shares have been designated as Series A Preferred Stock, and of which 8,600,000 are undesignated. As of the date of this prospectus, there were 9,861,254 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable. There are 1,320,000 shares of Series A Preferred Stock outstanding. We have outstanding warrants to purchase 214,991 shares of our common stock. We have reserved 3,000,000 shares of common stock for issuance under the 1994 Stock Option Plan, and 600,000 shares of common stock for issuance under the 1999 Non-Qualified Stock Option Plan. There are 35,830 options outstanding that have not been issued pursuant to any plan. We have also reserved 1,400,000 shares of common stock for issuance upon conversion of Series A Preferred Stock.

Common Stock

    The holders of common stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor (i.e., earnings or retained earnings). Holders of common stock are entitled to one vote per share for the election of directors and other corporate matters. Such holders are not entitled to vote cumulatively for the election of directors and are not able to act by written consent. Holders of common stock are not entitled to preemptive rights. In the event of OneLink's liquidation, dissolution, or winding up, holders of common stock would be entitled to share ratably in all of our assets available for distribution to the holders of common stock.

Series A Preferred Stock

    Pursuant to authority granted it by the Company's articles of incorporation, the Board of Directors, without any action by the shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate; and it may establish the rights, preferences, and privileges of such shares—including voting rights, liquidation rights, and any rights to dividends. In June, 2001, the Board designated 1,400,000 shares for issuance as "Series A Preferred Stock."

    Each share of Series A Preferred Stock is convertible into one share of OneLink common stock, with adjustments for stock splits, stock dividends, and issuances of common stock at less than fifty cents per share (with several exceptions for issuances pursuant to existing warrants and options). Each share of Series A Preferred Stock entitles the holder thereof to one vote on all matters submitted to OneLink's shareholders for each share of common stock into which it is then convertible. Holders of Series A Preferred Stock are not entitled to any preemptive rights. In addition, holders of Series A Preferred Stock are entitled to a liquidation preference in the event of liquidation, dissolution, or the winding up of OneLink's business, including a merger or consolidation, equal to fifty cents per share, plus any declared or accrued but unpaid dividends. After the distribution of the liquidation preference, holders of Series A Preferred Stock are entitled to share ratably with holders of common stock in any subsequent distributions. For purposes of such a joint distribution, each holder of Series A Preferred Stock will be regarded as holding that number of shares of common stock into which such holder's shares of Series A Preferred Stock are convertible.

WHERE YOU CAN FIND MORE INFORMATION

    Federal securities law requires OneLink to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, we file annual, quarterly, and special reports, proxy statements, and other information with the Commission. You can inspect and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    You can receive additional information about the operation of the Securities and Exchange Commission's Public Reference Rooms by calling the Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov which contains reports, proxy and information statements, and other information regarding companies that, like OneLink, file information electronically with the Securities and Exchange Commission.

    The Securities and Exchange Commission allows us to "incorporate by reference" information that has been filed with it, which means that we can disclose important information to you by referring you to the other information we have already filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and related information that we file with the SEC will automatically update and supersede information we have included in this prospectus. We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-      ). The following documents previously filed with the SEC are specifically incorporated herein by reference:

      1.  The registrant's annual report on Form 10-KSB, for the year ended December 31, 2000, filed with the SEC on April 2, 2001;

      2.  The registrant's quarterly report on Form 10-QSB, for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001;

      3.  The registrant's quarterly report on Form 10-QSB, for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001;

      4.  The registrant's current report on Form 8-K, as filed with the SEC on April 24, 2001; and

      5.  The registrant's definitive proxy statement filed with the SEC on April 20, 2001.

    Pursuant to SEC rules, copies of items 1 and 3 above are being furnished with this prospectus, and should be considered a part of this prospectus. In addition, you may request a free copy of any of the above filings, or any filings subsequently incorporated by reference into this prospectus, by writing or calling us at the following address:

OneLink, Inc. Attention: Chief Executive Officer 10340 Viking Drive, Suite 150 Eden Prairie, MN 55344 (952) 996-9000 http://www.onelink.com

    IMPORTANT NOTE:  You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or amendment to this prospectus. We have not authorized anyone else to provide you with different information or additional information. Selling shareholders will not make an offer of our common stock in any state where the offer is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements can be identified by the use of the future tense or by predictive or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Important factors regarding OneLink's business, operations, and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed under the caption "Risk Factors."

LEGAL MATTERS

    Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon for OneLink by Maslon Edelman Borman & Brand, LLP, of Minneapolis, Minnesota.

EXPERTS

    The financial statements of OneLink as of the years ended December 31, 2000, and incorporated by reference in the registration statement of which this prospectus is a part, have been audited by Virchow, Krause & Company, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of that firm as experts in giving said report.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against that person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by that person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, that person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a corporation's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. Our articles and bylaws do not include any such prohibition or limitation. As a result, we are bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes. As permitted by Section 302A.251 of the Minnesota Statutes, our articles of incorporation provide that our directors shall, to the fullest extent permitted by law, have no personal liability to us and our shareholders for breach of fiduciary duty as a director.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling OneLink pursuant to the foregoing provisions, OneLink has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

1,320,000 SHARES

ONELINK, INC.

COMMON STOCK

PROSPECTUS

Prospectus dated               , 2001

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table:

Itemization	Amount

SEC registration fee	$66
Legal fees and expenses	$5,000
Accounting fees and expenses	$2,000
Miscellaneous	$5,434
Total	$12,500

Item 15.  Indemnification of Directors and Officers.

    Section 302A.521, subd. 2, of Minnesota Statutes requires OneLink to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to OneLink, against judgments, penalties, fines, including without limitation excise taxes assessed against the person with respect to an employee-benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (2) acted in good faith, (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member, or employee, reasonably believed that the conduct was in the best interests of OneLink, or, in the case of performance by a director, officer, or employee of OneLink involving service as a director, officer, partner, trustee, employee, or agent of another organization or employee-benefit plan, reasonably believed that the conduct was not opposed to the best interests of OneLink. In addition, Section 302A.521, subd. 3, requires payment by OneLink, upon written request, of reasonable expenses in advance of final disposition of the proceeding in particular instances. A decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

    Provisions regarding indemnification of officers and directors of OneLink are contained in Article VI of OneLink's bylaws, as amended.

    In addition to providing indemnification as outlined above, OneLink also purchases individual insurance coverage for its directors and officers. Subject to the stated conditions, the policy insures the directors and officers of OneLink against liability arising out of actions taken in their official capacities. To the extent that such actions cannot be indemnified by OneLink, the policy provides individual liability insurance protection to the officers and directors of OneLink.

    As permitted by Section 302A.251 of the Minnesota Statutes, OneLink's Amended and Restated Articles of Incorporation, as amended, provide that a director shall not have personal liability to OneLink or its shareholders for breach of his or her fiduciary duty as a director, to the fullest extent permitted by law.

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Item 16.  Exhibits.

    See "Exhibit Index" on page following signatures.

Item 17.  Undertakings.

  (a)
  The undersigned small business issuer hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

  (i)
  Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

  (iii)
  Include any additional or changed material information on the plan of distribution;

    (2)
    That, for determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

    (3)
    To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on September 13, 2001.

ONELINK, INC.
Name:	/s/ PAUL F. LIDSKY
By:	Paul F. Lidsky
Its:	Chief Executive Officer

POWER OF ATTORNEY

    KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul F. Lidsky and Kaye R. O'Leary, or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ PAUL F. LIDSKY Paul F. Lidsky	Director and Chief Executive Officer (principal executive officer)	September 7, 2001
/s/ KAYE O'LEARY Kaye O'Leary	Chief Financial Officer (principal financial and accounting officer)	September 7, 2001
/s/ RONALD E. EIBENSTEINER Ronald E. Eibensteiner	Chairman of the Board	September 7, 2001
/s/ VIN WEBER Vin Weber	Director	September 7, 2001
/s/ THOMAS M. KIEFFER Thomas M. Kieffer	Director	September 7, 2001
/s/ MARK N. RICCA Mark N. Ricca	Director	September 7, 2001

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EXHIBIT INDEX

Exhibit	Description of Document
5	Opinion of Maslon Edelman Borman & Brand, LLP
10.1	Stock Option Agreement with Ronald E. Eibensteiner effective September 3, 1996(1)
10.2	Agreement between US WEST Communications, Inc. and OneLink Communication, Inc., dated November 11, 1997 (the Company has received confidential treatment for portions of this agreement)(2)
10.3	Employment Agreement with Paul F. Lidky(2)
10.4	Amendment to Employement Agreement with Paul F. Lidsky(3)
10.5	Change in Control Agreement with Kaye O'Leary(3)
10.6	Stock Option Agreements with Paul F. Lidsky, dated September 2, 1997 and November 19, 1997(2)
10.7	Agreement between Cincinnati Bell Telephone Co. and OneLink Communications, Inc., dated September 30, 1998 (the Company has received confidential treatment for portions of this agreement)(4)
13.1	OneLink's Annual Report on Form 10-KSB, for the year ended December 31, 2000, filed with the SEC on April 2, 2001
13.2	OneLink's Quarterly Report on Form 10-QSB, for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001
13.3	OneLink's Quarterly Report on Form 10-QSB, for the quarter ended June 30, 2001, filed with the SEC on August 14, 2001
23.1	Consent of Virchow, Krause & Company, LLP
23.2	Consent of Maslon Edelman Borman & Brand, LLP (included in Exhibit 5)
24	Power of Attorney (included on Signature page hereof)

(1)
Incorporated by reference to the Company's Annual Report on Form 10-KSB filed for the fiscal year ended December 31,1996 (File No. 0-25764).

(2)
Incorporated by reference to the Company's Annual Report on Form 10-KSB filed for the fiscal year ended December 31,1997 (File No. 0-25764).

(3)
Incorporated by reference to the Company's Annual Report on Form 10-KSB filed for the annual period ended December 31, 2000 (File No. 000-25764).

(4)
Incorporated by reference to the Company's Quarterly Report on Form 10-QSB filed for the quarterly period ended September 30, 1998 (File No. 0-25764).

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QuickLinks

PROSPECTUS
TABLE OF CONTENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
WHERE YOU CAN FIND MORE INFORMATION
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
EXPERTS
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX